                United States Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                       For the quarter ended June 30, 2001
                        Commission File Number 333-72195

                          INFOSYS TECHNOLOGIES LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                           Bangalore, Karnataka, India
                 (Jurisdiction of incorporation or organization)

              Electronics City, Hosur Road, Bangalore, Karnataka,
                         India 561 229. +91-80-852-0261

                    (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F [X]         Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]               No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

        Not applicable.

--------------------------------------------------------------------------------
Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to the "company" or to "Infosys" are to Infosys Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. Yantra Corporation, a Delaware Corporation ("Yantra"), in which the company holds a minority interest, is considered a subsidiary of the company for purposes of Indian GAAP. "Infosys" is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

In this Quarterly Report, references to "$" or "Dollars" or "U.S. Dollars" are to the legal currency of the United States, references to "(E)," "EUR" or "Euro" are to the legal currency of the European Union and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. The company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in Dollars. References to a particular "fiscal" year are to the company's fiscal year ended March 31 of such year.

Unless otherwise specified herein, financial information has been converted into Dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of June 30, 2001, which was Rs. 47.09 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-looking statements may prove inaccurate

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

Part I - Financial information

Item 1.    Financial statements
Balance Sheets as of

                                                    June 30, 2001       June 30, 2000       March 31, 2001
                                                     (Unaudited)         (Unaudited)           (Audited)
                                                    -------------       -------------       -------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                           $ 134,180,176       $ 105,756,757       $ 124,084,245
Trade accounts receivable, net of allowances           65,784,363          51,164,692          64,942,062
Deferred tax assets                                     1,403,963                   -           1,265,142
Prepaid expenses and other current assets              17,193,033          12,566,158          16,452,863
                                                    -------------       -------------       -------------
Total current assets                                  218,561,535         169,487,607         206,744,312
Property, plant and equipment, net                    132,769,999          61,700,055         119,773,030
Deferred tax assets                                     2,156,411           2,685,061           2,070,428
Investments                                             7,777,393           6,177,908           5,577,393
Advance income taxes                                    2,176,693                   -             180,113
Other assets                                            8,942,540           6,977,423           8,002,543
                                                    -------------       -------------       -------------

TOTAL ASSETS                                        $ 372,384,571       $ 247,028,054       $ 342,347,819
                                                    =============       =============       =============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                    $       4,814       $     472,473       $      28,082
Client deposits                                           754,332             332,058           1,217,737
Other accrued liabilities                              25,990,088          12,197,959          21,830,484
Income taxes payable                                            -           2,965,746                   -
Unearned revenue                                        7,722,149          14,394,383           7,479,815
                                                    -------------       -------------       -------------
Total current liabilities                              34,471,383          30,362,619          30,556,118
                                                    =============       =============       =============
STOCKHOLDERS' EQUITY

Common stock, $ 0.16 par value;
100,000,000 equity shares authorized,
Issued and outstanding - 66,160,717,
66,151,367 and 66,158,117 as of June 30,
2001 and 2000 and March 31, 2001, respectively          8,594,383           8,593,585           8,594,106
Additional paid-in capital                            122,105,641         121,529,268         122,017,518
Accumulated other comprehensive income                (31,496,548)        (18,765,207)        (28,664,972)
Deferred stock compensation                           (11,257,263)        (16,323,017)        (12,517,018)
Retained earnings                                     249,966,975         121,630,806         222,362,067
                                                    -------------       -------------       -------------
Total stockholders' equity                            337,913,188         216,665,435         311,791,701
                                                    -------------       -------------       -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 372,384,571       $ 247,028,054       $ 342,347,819
                                                    =============       =============       =============

                 See accompanying notes to financial statements

Assets - June 30, 2001                                Liabilities and stockholders equity - June 30, 2001
----------------------                                ---------------------------------------------------
CASH AND EQUIVALENTS-36.0%                                                       CURRENT LIABILITIES-9.3%
                              [PIE CHART]        [PIE CHART]
ACCOUNTS RECEIVABLE-17.7%

PROPERTY, PLANT AND EQUIPMENT-35.7%                                             STOCKHOLDERS EQUITY-90.7%

OTHER ASSETS-10.6%

Statements of income

                                                      Three months ended             Year ended
                                                June 30, 2001     June 30, 2000    March 31, 2001
                                                 (Unaudited)       (Unaudited)       (Audited)
                                                ------------      ------------      ------------
REVENUES
Revenues                                        $130,532,758      $ 80,257,833      $413,850,510
Cost of revenues                                  68,414,968        41,962,161       213,613,744
                                                ------------      ------------      ------------
Gross profit                                      62,117,790        38,295,672       200,236,766
                                                ------------      ------------      ------------
Operating Expenses:
Selling and marketing expenses                     5,892,341         4,197,515        20,682,776
General and administrative expenses               12,527,878         6,416,913        36,957,609
Amortization of stock compensation expense         1,259,755         1,275,796         5,081,795
                                                ------------      ------------      ------------
Total operating expenses                          19,679,974        11,890,224        62,722,180
                                                ------------      ------------      ------------
Operating income                                  42,437,816        26,405,448       137,514,586
Other income, net                                  2,876,099         3,403,057         9,505,343
Income before income taxes                        45,313,915        29,808,505       147,019,929
Provision for income taxes                         6,072,556         2,976,832        15,071,825
                                                ------------      ------------      ------------
Net income                                      $ 39,241,359      $ 26,831,673      $131,948,104
                                                ------------      ------------      ------------
Earnings per equity share
  Basic                                         $       0.60      $       0.41      $       2.01
  Diluted                                       $       0.60      $       0.40      $       1.98
Weighted equity shares used in computing
  earnings per equity share
  Basic                                           65,568,850        65,977,267        65,771,256
  Diluted                                         65,809,429        67,281,919        66,714,739
                                                ------------      ------------      ------------

                 See accompanying notes to financial statements

Statements of Stockholders' Equity and Comprehensive Income

(Information as of and for the three months ended June 30, 2001 and June 30, 2000 is unaudited)

                                                                                                     Accumulated
                                                                     Additional                        other          Deferred
                                                    Common stock      paid-in       Comprehensive   comprehensive       stock
                                       Shares         Par value       capital          income          income        compensation
                                    ------------    ------------    ------------    ------------    ------------     ------------
Balance as of March 31, 2000          66,150,700    $  8,593,510    $121,506,726                    $(14,137,933)    $(17,598,813)
--------------------------------    ------------    ------------    ------------    ------------    ------------     ------------
Cash dividends declared                        -               -               -                               -                -
Common stock issued                          667              75          22,542                               -                -
Amortization of compensation
  related to stock option grants               -               -               -                               -        1,275,796
Comprehensive income
  Net income                                   -               -               -    $ 26,831,673               -                -
Other comprehensive income
  Translation adjustment                       -               -               -      (4,627,274)     (4,627,274)               -
                                                                                    ------------
Comprehensive income                           -               -               -      22,204,399               -                -
--------------------------------    ------------    ------------    ------------    ------------    ------------     ------------
Balance as of June 30, 2000           66,151,367       8,593,585     121,529,268                     (18,765,207)     (16,323,017)
--------------------------------    ------------    ------------    ------------    ------------    ------------     ------------

Cash dividends declared                        -               -               -                               -                -
Common stock issued                        6,750             521         488,250                               -                -
Amortization of compensation
  related to stock option grants               -               -               -                               -        3,805,999
Comprehensive income
  Net income                                   -               -               -     105,116,431               -                -
Other comprehensive income
  Translation adjustment                       -               -               -      (9,899,765)     (9,899,765)               -
                                                                                    ------------
Comprehensive income                                                                  95,216,666
--------------------------------    ------------    ------------    ------------    ------------    ------------     ------------
Balance as of March 31, 2001          66,158,117       8,594,106     122,017,518                     (28,664,972)     (12,517,018)
--------------------------------    ------------    ------------    ------------    ------------    ------------     ------------

Common stock issued                        2,600             277          88,123                               -                -
Cash dividends declared                        -               -               -                               -                -
Amortization of compensation
  related to stock option grants               -               -               -                               -        1,259,755
Comprehensive income
  Net income                                   -               -               -      39,241,359               -                -
Other comprehensive income                     -               -               -                               -                -
  Translation adjustment                       -               -               -      (2,831,576)     (2,831,576)               -
                                                                                    ------------
Comprehensive income                           -               -               -    $ 36,409,783               -                -
--------------------------------    ------------    ------------    ------------    ------------    ------------     ------------
Balance as of June 30, 2001           66,160,717    $  8,594,383    $122,105,641                    $(31,496,548)    $(11,257,263)
================================    ============    ============    ============    ============    ============     ============

                                                         Total
                                      Retained        stockholders'
                                      earnings           equity
                                     ------------     ------------
Balance as of March 31, 2000         $ 99,773,031     $198,136,521
---------------------------------    ------------     ------------
Cash dividends declared                (4,973,898)      (4,973,898)
Common stock issued                             -           22,617
Amortization of compensation
  related to stock option grants                -        1,275,796
Comprehensive income
  Net income                           26,831,673       26,831,673
Other comprehensive income
  Translation adjustment                        -       (4,627,274)
Comprehensive income                            -                -
---------------------------------    ------------     ------------
Balance as of June 30, 2000           121,630,806      216,665,435
---------------------------------    ------------     ------------

Cash dividends declared                (4,385,170)      (4,385,170)
Common stock issued                             -          488,771
Amortization of compensation
  related to stock option grants                -        3,805,999
Comprehensive income
  Net income                          105,116,431      105,116,431
Other comprehensive income
  Translation adjustment                        -       (9,899,765)
Comprehensive income
---------------------------------    ------------     ------------
Balance as of March 31, 2001          222,362,067      311,791,701
---------------------------------    ------------     ------------

Common stock issued                             -           88,400
Cash dividends declared               (11,636,451)     (11,636,451)
Amortization of compensation
  related to stock option grants                -        1,259,755
Comprehensive income
  Net income                           39,241,359       39,241,359
Other comprehensive income                      -                -
  Translation adjustment                        -       (2,831,576)
Comprehensive income                            -                -
---------------------------------    ------------     ------------
Balance as of June 30, 2001          $249,966,975     $337,913,188
=================================    ============     ============

                 See accompanying notes to financial statements

Statement of cash flows

                                                                     Three months ended             Year ended
                                                               June 30, 2001     June 30, 2000     March 31, 2001
                                                                (Unaudited)      (Unaudited)         (Audited)
                                                               -------------     -------------     -------------
OPERATING ACTIVITIES
Net income                                                     $  39,241,359     $  26,831,673     $ 131,948,104
Adjustments to reconcile net income to net cash
  provided by operating activities
(Gain)/loss on sale of property, plant and equipment                 (6,323)            1,019           (20,053)
Depreciation                                                       7,560,175         3,999,662        24,527,867
Deferred tax benefit                                                (224,804)         (118,795)         (769,304)
Amortization of deferred stock compensation expense                1,259,755         1,275,796         5,081,795
Provision for investments                                                 --                --         3,480,300
Changes in assets and liabilities
Trade accounts receivable                                           (842,301)      (19,931,177)      (33,708,547)
Prepaid expenses and other current assets                            289,163          (474,461)       (2,218,954)
Income taxes                                                      (1,996,580)        1,086,769        (2,059,090)
Accounts payable                                                     (23,268)         (504,367)         (948,758)
Client deposits                                                     (463,405)          (93,666)          792,013
Unearned revenue                                                     242,334        10,365,210         3,450,642
Other accrued liabilities                                          3,853,773        (1,879,605)        7,957,303
                                                               -------------     -------------     -------------
Net cash provided by operating activities                         48,889,878        20,558,058       137,513,318
                                                               -------------     -------------     -------------

INVESTING ACTIVITIES
Expenditure on property, plant and equipment                     (20,564,403)      (18,147,110)      (96,775,745)
Proceeds from sale of property, plant and equipment                   13,582             1,146            49,673
Loans to employees                                                (1,969,330)         (918,227)       (4,085,559)
Purchase of investments                                           (2,200,000)       (2,999,970)       (5,879,755)
                                                               -------------     -------------     -------------
Net cash used in investing activities                            (24,720,151)      (22,064,161)     (106,691,386)
                                                               -------------     -------------     -------------

FINANCING ACTIVITIES
Proceeds from issuance of common stock                                88,400            22,617           511,388
Payment of dividends                                             (11,330,620)       (4,731,969)       (9,321,522)
                                                               -------------     -------------     -------------
Net cash used in financing activities                            (11,242,220)       (4,709,352)       (8,810,134)
                                                               -------------     -------------     -------------
Effect of exchange rate changes on cash                           (2,831,576)       (4,627,274)      (14,527,039)
                                                               -------------     -------------     -------------
Net increase in cash and cash equivalents during the period       10,095,931       (10,842,729)        7,484,759
Cash and cash equivalents at the beginning of the period         124,084,245       116,599,486       116,599,486
                                                               -------------     -------------     -------------
Cash and cash equivalents at the end of the period             $ 134,180,176     $ 105,756,757     $ 124,084,245
                                                               =============     =============     =============
Supplementary information
Cash paid towards taxes                                        $   8,293,940     $   1,890,063     $  16,950,802
                                                               -------------     -------------     -------------

                 See accompanying notes to financial statements

Notes to Financial Statements as of and for the three months ended June 30, 2001

1    Company overview and significant accounting policies

1.1  Company overview

     Infosys Technologies Limited ("Infosys" or the "company"), a publicly held company is an information technology ("IT") consulting and service provider, providing end-to-end consulting for global corporations. The company has partnered with several Fortune 500 and other established corporations in building their next generation information infrastructure for competitive advantage. Infosys' portfolio of services includes e-strategy consulting and solutions, large application development and enterprise integration services. Infosys also has product codevelopment initiatives with numerous communication and Internet infrastructure companies that are creating the building blocks for the digital economy. In addition, the company develops and markets certain software products. Headquartered in Bangalore, India, the company has 16 state-of-the-art offshore software development facilities located throughout India, six proximity development centers in the UK and the US and one global development center in Canada, that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The company also maintains offices in North America, Europe and Asia.

1.2  Basis of preparation of financial statements

     The accompanying financial statements are prepared in accordance with US Generally Accepted Accounting Principles ("GAAP"). All amounts are stated in US dollars, except as otherwise specified.

1.3  Use of estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the year. Examples of estimates include accounting for contract costs expected to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans and the useful lives of property, plant and equipment. Actual results could differ from those estimates.

1.4  Revenue recognition

     The company derives its revenues primarily from software services and also from the licensing of software products. Revenue on time-and-material contracts is recognized as the related costs are incurred. Revenue from fixed-price, fixed-time frame contracts are recognized upon the achievement of specified milestones identified in the related contracts, as per the percentage-of-completion method. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with the support services are accrued at the time related revenues are recorded.

     Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the company receives advances for software development services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue is deferred and recognized ratably over the term of the underlying maintenance agreement, generally 12 months. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed.

1.5  Cash and cash equivalents

     The company considers all highly liquid investments with a remaining maturity at the date of purchase/investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, cash on deposit with banks, marketable securities and deposits with corporations.

1.6  Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

             Buildings                    15 years
             Furniture and fixtures        5 years
             Computer equipment          2-5 years
             Plant and equipment           5 years
             Vehicles                      5 years

     The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The amount of third party software expensed in the three months ended June 30, 2001 and June 30, 2000 and in fiscal 2001 was $1,704,551, $1,703,779 and
     $6,979,492, respectively.

     Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under "Capital work-in-progress".

1.7  Impairment of long-lived assets

     The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8  Research and development

     Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to achieving technological feasibility are not significant and are expensed as incurred.

1.9  Foreign currency translation

     The accompanying financial statements are reported in US dollars. The functional currency of the company is the Indian Rupee ("Rs."). The translation of Rs. to US dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.10 Earnings per share

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

1.11 Income taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

1.12 Fair value of financial instruments

     The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.13 Concentration of risk

     Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counterparties. In management's opinion, as of June 30, 2001, June 30, 2000 and March 31, 2001, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.14 Retirement benefits to employees

     1.14.1  Gratuity
     In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, the company contributes to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

     1.14.2  Superannuation
     Apart from being covered under the Gratuity Plan described above, certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the "Plan") to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions.

     1.14.3  Provident fund
     Eligible employees also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Infosys contributes a part of the contributions to the Infosys Technologies Limited Employee's Provident Fund Trust. The remainders of the contributions are made to the Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

     1.15    Investments
     Investments where the company controls between 20% and 50% of the voting interest are accounted for using the equity method. Investment securities in which the company controls less than 20% voting interest are currently classified as "Available-for-sale securities".

     Investment securities designated as "available-for-sale" are carried at their fair value. Fair value is based on quoted market prices. Unquoted securities are carried at cost, adjusted for declines in value judged to be other than temporary. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend income is recognized when earned.

1.16 Stock-based compensation
The company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

1.17 Dividends
Dividend on common stock and the related dividend tax are recorded as a liability on declaration.

1.18 Derivative financial instruments
Effective April 1, 2001, Infosys adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the pronouncement became effective for companies with fiscal year ending March 31, 2001. SFAS 133 changes the accounting treatment of derivative contracts (including foreign exchange contracts) that are employed to manage risks. It establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

1.19 Notes to the Financial Statements

1.19.1  Cash and cash equivalents
The cost and fair values for cash and cash equivalents as of June 30, 2001 and 2000 and March 31, 2001, respectively are as follows:

                                      As of June 30,           Year ended
                                  2001            2000        March 31, 2001
                              ------------    ------------    ------------
Cost and fair values
Cash and bank deposits        $ 94,975,383    $ 95,467,109    $ 82,702,111
Deposits with corporations      39,204,793      10,289,648      41,382,134
                              ------------    ------------    ------------
                              $134,180,176    $105,756,757    $124,084,245
                              ============    ============    ============

1.19.2  Trade accounts receivable
Trade accounts receivable, as of June 30, 2001 and 2000 and March 31, 2001, net of allowance for doubtful accounts of $4,913,007, $587,229 and $3,902,996, respectively amounted to $65,784,363, $51,164,692 and $64,942,062, respectively. The age profile of trade accounts receivable is given below.

                                                         in %
                    -----------------------------------------
                           As of June 30,     As of March 31,
Period (in days)       2001          2000          2001
                    ----------    ----------    ----------
0 - 30                    81.0          76.2          69.2
31 - 60                   12.2          10.1          26.6
61 - 90                    5.5           7.9           1.7
More than 90               1.3           5.8           2.5
                    ----------    ----------    ----------
                         100.0         100.0         100.0
                    ==========    ==========    ==========

Trade accounts receivable include accounts receivable from Yantra amounting to $99,818, $376,783 and $214,347 as of June 30, 2001 and 2000 and March 31, 2001,
respectively.

1.19.3 Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of the following:
--------------------------------------------------------------------------------

                                                 As of June 30,        As of March 31,
                                              2001           2000           2001
                                          -----------    -----------    -----------
Rent deposits                             $ 2,373,808    $ 1,840,268    $ 2,484,794
Deposits with government organizations      1,101,523        470,338        945,189
Loans to employees                          9,121,199      5,949,654      8,091,866
Prepaid expenses                            3,628,511      3,750,204      4,349,913
Costs in excess of billings                   553,647        224,035        503,694
Other advances                                414,345        331,659         77,407
                                          -----------    -----------    -----------
                                          $17,193,033    $12,566,158    $16,452,863
                                          ===========    ===========    ===========

Other advances represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and electricity supplies. Costs in excess of billings represent costs incurred on fixed price contracts in respect of which milestones are yet to be achieved.

1.19.4 Property, plant and equipment - net
Property, plant and equipment consist of the following:
--------------------------------------------------------------------------------

                                      As of June 30,           As of March 31,
                                 2001              2000              2001
                            -------------     -------------     -------------
Land                        $   7,793,377     $   5,869,104     $   7,865,351
Buildings                      40,178,369        20,128,287        33,871,448
Furniture and fixtures         26,622,814        12,543,688        21,579,707
Computer equipment             54,466,431        30,506,203        48,098,099
Plant and equipment            28,077,279        14,625,678        24,064,927
Vehicles                           74,846            30,563            75,537
Capital work-in-progress       34,903,498        11,883,037        36,651,724
                            -------------     -------------     -------------
                              192,116,614        95,586,560       172,206,793
Accumulated depreciation      (59,346,615)      (33,886,505)      (52,433,763)
                            -------------     -------------     -------------
                            $ 132,769,999     $  61,700,055     $ 119,773,030
                            =============     =============     =============

Depreciation expense amounted to $ 7,560,175, $ 3,999,662 and $ 24,527,867 for the three months ended June 30, 2001 and 2000 and fiscal 2001, respectively.

1.19.5  Investments

The amortized cost and fair values of available-for-sale securities by major investment type and class of investment are as follows:

                                                                                  Amortized cost    Fair value
                                                                                  --------------   ------------
As of June 30, 2001
M-Commerce Ventures Pte Ltd - 70 units, each unit representing 1 Ordinary Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$ 1 each at par, with a premium of S$ 1,110 per
   Redeemable Preference Share                                                     $    399,485    $    399,485
Asia Net Media BVI Limited - 30,000,000 Ordinary Shares at $ 0.05
   each, fully paid, par value $ 0.01 each                                            1,500,000       1,500,000
EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock,
   at $ 2.3075 each, fully paid, par value $ 0.0001 each                                      -               -
Alpha Thinx Mobile Services AG - 27,790 Bearer Shares, at (E) 20 each,
   fully paid, par value (E) 1 each                                                           -               -
CiDRA Corporation - 33,333 Series D Convertible Preferred Stock,
   at $ 90 each, fully paid, par value $ 0.01 each                                    2,999,970       2,999,970
Workadia Inc., USA - 440,000 Series B Preferred Stock at $ 5 each,
   fully paid, par value $ 0.001 each                                                 2,200,000       2,200,000
JASDIC Park Company - 480 Common Stock, at(Y)50,000 each,
   (fully paid, par value(Y)50,000 each)                                                177,576         177,576
Purple Yogi Inc. - 276,243 Series D Convertible Preferred Stock,
   at $ 1.81 each fully paid, par value $ 0.001 each                                    500,000         500,000
Others                                                                                      362             362
                                                                                   ------------    ------------
                                                                                   $  7,777,393    $  7,777,393
                                                                                   ============    ============
As of June 30, 2000
EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock,
   at $ 2.3075 each, fully paid, par value $ 0.0001 each                              3,000,000       3,000,000
CiDRA Corporation - 33,333 Series D Convertible Preferred Stock,
   at $ 90 each, fully paid, par value $ 0.01 each                                    2,999,970       2,999,970
JASDIC Park Company - 480 Common Stock, par value(Y)50,000 each
   (fully paid, par value(Y)50,000 each)                                                177,576         177,576
Others                                                                                      362             362
                                                                                   ------------    ------------
                                                                                   $  6,177,908    $  6,177,908
                                                                                   ============    ============
As of March 31, 2001
M-Commerce Ventures Pte Ltd - 70 units, each unit representing 1 Ordinary Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$ 1 each at par, with a premium of S$ 1,110 per
   Redeemable Preference Share                                                          399,485         399,485
Asia Net Media BVI Limited - 30,000,000 Ordinary Shares at $ 0.05 each,
   fully paid, par value $ 0.01 each                                                  1,500,000       1,500,000
EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock,
   at $ 2.3075 each, fully paid, par value $ 0.0001 each                                      -               -
Alpha Thinx Mobile Services AG - 27,790 Bearer Shares, at (E) 20 each,
   fully paid, par value (E) 1 each                                                           -               -
CiDRA Corporation - 33,333 Series D Convertible Preferred Stock,
   at $ 90 each, fully paid, par value $ 0.01 each                                    2,999,970       2,999,970
JASDIC Park Company - 480 Common Stock, at(Y)50,000 each,
   fully paid, par value(Y)50,000 each                                                  177,576         177,576
Purple Yogi Inc. - 276,243 Series D Convertible Preferred Stock,
   at $ 1.81 each fully paid, par value $ 0.001 each                                    500,000         500,000
Others                                                                                      362             362
                                                                                   ------------    ------------
                                                                                   $  5,577,393    $  5,577,393
                                                                                   ============    ============

1.19.6   Other assets

     Other assets mainly represent the non-current portion of loans to employees.

1.19.7 Related parties

     The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of June 30, 2001 and 2000 and March 31, 2001, amounts receivable from officers amounting to $ 68,489, $ 340,151 and $ 227,121, respectively are included in prepaid expenses and other current assets, and other assets in the accompanying balance sheets.

     The required repayments of loans by employees are as detailed below.

                                        As of June 30,       As of March 31,
                                    2001            2000          2001
                                 -----------    -----------    -----------
2001                                       -    $ 5,949,654              -
2002                             $ 9,121,199      2,013,521    $ 8,091,866
2003                               2,890,179      1,431,295      2,517,809
2004                               2,022,717        838,738      1,718,884
2005                               1,168,246        676,932      1,033,107
2006                                 866,308              -        800,198
Thereafter                         1,995,089      2,016,937      1,932,545
                                 -----------    -----------    -----------
Total                            $18,063,738    $12,927,077    $16,094,409
                                 ===========    ===========    ===========

     The estimated fair values of related party receivables amounted to $ 14,060,565, $ 9,792,923 and $ 12,465,374 as of June 30, 2001 and June 30,
     2000 and March 31, 2001, respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

1.19.8 Other accrued liabilities

     Other accrued liabilities comprise the following:

                                                        As of June 30,       As of March 31,
                                                    2001           2000           2001
                                                -----------    -----------    -----------
     Accrued compensation to staff               $14,754,588    $ 7,388,232    $12,332,869
     Accrued dividends                               409,249        307,801        103,418
     Provision for post sales client support       1,585,115      1,232,322      1,578,859
     Employee withholding taxes payable            1,741,260        152,684         25,000
     Others                                        7,499,876      3,116,920      7,790,338
                                                 -----------    -----------    -----------
                                                 $25,990,088    $12,197,959    $21,830,484
                                                 ===========    ===========    ===========

1.19.9 Employee post-retirement benefits

     1.19.9.1 Superannuation
     The company contributed $ 303,363, $ 209,177 and $ 796,739 to the superannuation plan in the three months ended June 30, 2001 and 2000 and fiscal 2001, respectively.

     1.19.9.2 Provident fund
     The company contributed $ 755,849, $ 463,866 and $ 2,339,794 to the provident fund in the three months ended June 30, 2001 and 2000 and fiscal 2001, respectively.

1.19.10 Stockholders' equity

     The company has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and market prices of the company's equity shares have been retroactively restated to reflect stock splits made by the company.

1.19.11 Equity shares

     1.19.11.1   Voting
     Each holder of equity shares is entitled to one vote per share.

     1.19.11.2   Dividends
     Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. The company paid cash dividends of $ 11,330,620, $ 4,731,969 and $ 9,321,522 during the three months ended June 30, 2001 and 2000 and fiscal 2001, respectively.

     Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

     1.19.11.3   Liquidation
     In the event of a liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of shares of equity shares held by the stockholders.

     1.19.11.4   Stock options
     There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

1.19.12 Other income, net
     Other income, net, consists of the following:

                                                  Three months ended June 30,       Year ended
                                                     2001             2000        March 31, 2001
                                                 -----------      -----------      -----------
Interest income and others                       $ 2,514,370      $ 1,684,062      $ 8,526,635
Income from sale of special import licenses                -                -           14,800
Exchange gains                                       144,359        1,665,744        4,444,208
Provision for investments                                  -                -       (3,480,300)
Others                                               217,370           53,251                -
                                                 -----------      -----------      -----------
                                                 $ 2,876,099      $ 3,403,057      $ 9,505,343
                                                 ===========      ===========      ===========

1.19.13 Operating leases

     The company has various operating leases for office buildings that are renewable on a periodic basis. Rental expense for operating leases in the three months ended June 30, 2001 and 2000 and in fiscal 2001 were $ 1,387,575, $ 738,059 and $ 3,689,822, respectively. The operating leases can be renewed or canceled at the company's option.

     The company leases some of its office space under non-cancelable operating leases for periods ranging between three through ten years. The schedule of future minimum rental payments in respect of these leases is set out below.

Year ending June 30,
2002                                          $ 2,363,098
2003                                            2,534,465
2004                                            2,557,425
2005                                            1,897,524
2006                                              629,664
Thereafter                                        877,406
                                              -----------
                                              $10,859,582
                                              ===========

1.19.14 Research and development
     General and administrative expenses in the accompanying statements of income include research and development expenses of $ 801,842, $ 744,453 and $ 3,610,550 for the three months ended June 30, 2001 and 2000 and fiscal 2001, respectively.

1.19.15 Employees' Stock Offer Plans ("ESOP")
     1994 Employees Stock Offer Plan (the "1994 Plan"): In September 1994, the company established the 1994 Plan, which provided for the issuance of 6,000,000 warrants (as adjusted for the stock split effective June 1997, December 1998 and December 1999) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs. 0.50 each and were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees at Rs. 0.50 each. Each warrant entitles the holder to purchase one of the company's equity shares at a price of Rs. 50 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

     In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 3,011,200 equity shares were issued to employees of the company who exercised stock purchase rights and 2,988,800 equity shares were issued to the Trust for future issuance to employees pursuant to the 1994 Plan. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the 1994 Plan. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vest entirely on completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five-year vesting period. As of June 30, 2001, the company's outstanding equity shares included 593,600 equity shares held by the Trust of which 324,600 equity shares were allotted to employees, subject to vesting provisions and are included in the earnings per share calculation. The remaining 269,000 equity shares were not considered outstanding for purposes of calculating earnings per share. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

     The 1994 plan came to an end in fiscal 2000 and no further options will be issued under this plan.

     1998 Employees Stock Offer Plan (the "1998 Plan").

     The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 American Depositary Shares ("ADS") to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by American Depositary Shares (ADSs). The 1999 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

     1999 Stock Offer Plan (the "1999 Plan").

     In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value ("FMV"). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting.

The activity in the warrants/equity shares of the 1994, 1998 and 1999 Employees Stock Offer Plans in fiscal 2001, 2000 and 1999 are set out below.

                                    Three months ended                     Three months ended
                                       June 30, 2001                          June 30, 2000
                             ----------------------------------     ---------------------------------
                                Shares             Weighted             Shares           Weighted
                             arising out of        average          arising out of        average
                                options         exercise price          options        exercise price
                             --------------     ---------------     --------------     --------------
1994 Option plan:
Outstanding at the
  beginning of the year             330,000                                341,400
Granted                                  --                  --                 --
Forfeited                            (5,400)      $        1.15             (5,400)     $        1.15
Exercised                                --                  --                 --                 --
                              -------------       -------------      -------------      -------------
Outstanding at the
  end of the year                   324,600                                336,000
                              -------------       -------------      -------------      -------------
Exercisable at the
  end of the year                        --                                     --
Weighted-average fair
  value of grants during
  the period at less
  than market                            --                                     --
1998 Option plan:
Outstanding at the
beginning of the year               782,753                                344,750
Granted                              48,900       $      143.74             73,350      $      324.36
Forfeited                           (15,810)      $      338.50             (5,750)     $      415.72
Exercised                            (2,600)      $       34.00               (667)     $       34.00
                              -------------       -------------      -------------      -------------
Outstanding at the
  end of the year                   813,243                                411,683
                              -------------       -------------      -------------      -------------
Exercisable at the
  end of the year                    57,953                                  8,383
Weighted-average fair
  value of grants during
  the year                    $      143.74                          $      324.36
                              -------------                          -------------

1999 Option plan:
Outstanding at the
  beginning of the year           2,793,980                              1,006,800
Granted                             415,250       $       82.91            658,650      $      131.97
Forfeited                           (41,860)      $      132.08            (23,600)     $      131.89
Exercised                                --                  --                 --                 --
                              -------------       -------------      -------------      -------------
Outstanding at the
  end of the year                 3,167,370                              1,641,850
                              -------------       -------------      -------------      -------------
Exercisable at the
  end of the year                   148,030                                     --
Weighted-average fair
  value of grants during
  the year                                        $       82.91                         $      131.97
                              -------------       -------------      -------------      -------------


                                               Year ended
                                             March 31, 2001
                                   ---------------------------------
                                     Shares             Weighted
                                   arising out           average
                                    of options        exercise price
                                   -------------      --------------
1994 Option plan:
Outstanding at the
  beginning of the year                  341,400                  --
Granted                                       --                  --
Forfeited                                (10,600)      $        1.15
Exercised                                   (800)      $        1.15
                                   -------------       -------------
Outstanding at the
  end of the year                        330,000
                                   -------------       -------------
Exercisable at the
  end of the year                             --
Weighted-average fair
  value of grants during
  the period at less
  than market                                 --
1998 Option plan:
Outstanding at the
beginning of the year                    344,750                  --
Granted                                  482,420       $      230.88
Forfeited                                (38,200)      $      172.58
Exercised                                 (6,217)      $       53.82
                                   -------------       -------------
Outstanding at the
  end of the year                        782,753                  --
                                   -------------       -------------
Exercisable at the
  end of the year                         55,558                  --
Weighted-average fair
  value of grants during
  the year                         $      230.88
                                   -------------

1999 Option plan:
Outstanding at the
  beginning of the year                1,006,800                  --
Granted                                1,957,830       $      136.68
Forfeited                               (169,450)      $      110.06
Exercised                                 (1,200)      $       89.98
                                   -------------       -------------
Outstanding at the
  end of the year                      2,793,980                  --
                                   -------------       -------------
Exercisable at the
  end of the year                         93,400                  --
Weighted-average fair
  value of grants during
  the year                                             $      136.68
                                   -------------       -------------

The following table summarizes information about stock options outstanding as of June 30, 2001:

                      Outstanding                                                 Exercisable
--------------------------------------------------------    -----------------------------------------------------------
                       Number of        Weighted average                           Number of
   Range of          shares arising        remaining        Weighted average     shares arising        Weighted average
exercise prices      out of options     contractual life     exercise price      out of options         exercise price
---------------      --------------     ----------------    ----------------     --------------        ----------------
$ 1.15-$ 330.00         4,305,213           2.05 years            $ 106.34            205,983                $ 106.16
===============      ==============     ================    ================     ==============        ================

1.19.16 Income taxes

The provision for income taxes comprises:

                           Three months ended
                    --------------------------------       Year ended
                    June 30, 2001      June 30, 2000     March 31, 2001
                    -------------      -------------     --------------
Current taxes
  Domestic taxes      $ 1,330,649       $  1,063,487       $  5,315,961
  Foreign taxes         4,966,711          2,032,140         10,525,168
                      -----------       ------------       ------------
                        6,297,360          3,095,627         15,841,129
                      -----------       ------------       ------------
Deferred taxes
  Domestic taxes         (224,804)          (118,795)          (769,304)
  Foreign taxes                --                 --                 --
                      -----------       ------------       ------------
                         (224,804)          (118,795)          (769,304)
                      -----------       ------------       ------------
Aggregate taxes       $ 6,072,556        $ 2,976,832       $ 15,071,825
                      ===========       ============       ============

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are as follows:

                                       Three months ended
                                 -------------------------------      Year ended
                                 June 30, 2001     June 30, 2000    March 31, 2001
                                 -------------     -------------    --------------
Deferred tax assets:
Property, plant and equipment      $ 1,649,779       $ 2,685,061       $ 1,519,016
Accounts receivable                  1,753,944                --         1,587,629
Investments                          1,468,878                --         1,598,712
Others                                 200,150           226,083           217,842
                                     5,072,751         2,911,144         4,923,199
Less: Valuation allowance           (1,512,377)         (226,083)       (1,587,629)
                                   -----------       -----------       -----------
Net deferred tax assets            $ 3,560,374       $ 2,685,061       $ 3,335,570
                                   ===========       ===========       ===========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at June 30, 2001. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

All deferred tax expenses / (benefits) are allocated to the continuing operations of the company.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.


                                                               Three months ended               Year ended
                                                      ---------------------------------       --------------
                                                      June 30, 2001       June 30, 2000       March 31, 2001
                                                      -------------       -------------       --------------
Net income before taxes                                $ 45,313,915        $ 29,808,505        $ 147,019,929
Enacted tax rates in India                                    35.70%              38.50%               39.55%
Computed expected tax expense                            16,177,068          11,476,274           58,146,382
Less: Tax effect due to non-taxable export income       (15,748,798)        (11,331,368)         (57,334,527)
Others                                                      434,990             483,675            3,437,865
Effect of tax rate change                                   242,585                  --               (8,077)
Effect of prior period tax adjustments                           --             316,111              305,014
                                                       ------------        ------------        -------------
Provision for Indian income tax                           1,105,845             944,692            4,546,657
Effect of tax on foreign income                           4,966,711           2,032,140           10,525,168
                                                       ------------        ------------        -------------
Aggregate taxes                                        $  6,072,556        $  2,976,832        $  15,071,825
                                                       ============        ============        =============

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). All but one of the company's software development facilities are located in a designated Software Technology Park ("STP"). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. Additionally, the Export Deduction will be phased out equally over a period of five years starting from fiscal 2000.

1.19.17 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

                                                          Three months ended          Year ended
                                                     -----------------------------  --------------
                                                     June 30, 2001   June 30, 2000  March 31, 2001
                                                     -------------   -------------  --------------
Basic earnings per equity share - weighted average
  number of common shares outstanding
  excluding unallocated shares of ESOP                  65,568,850      65,977,267      65,771,256

Effect of dilutive common equivalent shares -
  stock options outstanding                                240,579       1,304,652         943,483
                                                        ----------      ----------      ----------
Diluted earnings per equity share -
  weighted average number of common
  shares and common equivalent shares outstanding       65,809,429      67,281,919      66,714,739
                                                        ==========      ==========      ==========

1.19.18 Derivative financial instruments

Infosys generally enters into foreign exchange forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivable and forecasted cash flows denominated in certain foreign currencies. Infosys held foreign exchange forward contracts of $ 35,000,000, Nil and $ 20,000,000 as of June 30, 2001, June 30, 2000 and March 31, 2001, respectively. The adoption of SFAS 133 had no significant impact on the results of operations of the company for the three months ended June 30, 2001 and the year ended March 31, 2001, respectively.

1.19.19 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. In the previous year, the company provided segmental disclosures based on the geographical segment. However, in the current fiscal year, the Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies. Industry segments for the company are primarily financial services comprising enterprises providing banking finance and insurance services, manufacturing enterprises, enterprises in the telecommunications ("telecom") and retail industries, and others such as utilities, transportation and logistics companies. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company. Geographic segmentation is driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India. Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

1.19.19.1 Industry segments


Three months ended June 30, 2001
                                                                                                                            In $
                                     Financial
                                      services    Manufacturing       Telecom          Retail          Others            Total
                                     ----------   -------------      ----------      ----------      ----------      -----------
Revenues                             48,071,082      23,954,996      21,796,805      14,500,826      22,209,049      130,532,758
Identifiable operating expenses      16,655,766       9,506,579       5,527,419       3,869,375       7,790,866       43,350,005
Allocated expenses                   13,769,121       6,436,666       5,856,762       3,896,345       5,967,531       35,926,425
                                     ----------      ----------      ----------      ----------      ----------      -----------
Segmental operating income           17,646,195       8,011,751      10,412,624       6,735,106       8,450,652       51,256,328
Unallocable expenses                                                                                                   8,818,512
                                                                                                                     -----------
Operating income                                                                                                      42,437,816
Other income (expense), net                                                                                            2,876,099
                                                                                                                     -----------
Net income before taxes                                                                                               45,313,915
Taxes                                                                                                                  6,072,556
                                     ----------      ----------      ----------      ----------      ----------      -----------
Net income after taxes                                                                                                39,241,359
                                     ==========      ==========      ==========      ==========      ==========      ===========


Three months ended June 30, 2000
                                                                                                                          In $
                                     Financial
                                      services    Manufacturing       Telecom          Retail         Others           Total
                                     ----------   -------------      ----------      ---------      ----------      ----------
Revenues                             23,595,802      15,971,309      14,847,699      7,223,205      18,619,818      80,257,833
Identifiable operating expenses       9,884,110       5,693,272       4,030,351      2,669,536       6,167,468      28,444,737
Allocated expenses                    6,053,398       3,968,385       3,689,202      1,794,747       4,626,458      20,132,190
                                     ----------      ----------      ----------      ---------      ----------      ----------
Segmental operating income            7,658,294       6,309,652       7,128,146      2,758,922       7,825,892      31,680,906
Unallocable expenses                                                                                                 5,275,458
                                                                                                                    ----------
Operating income                                                                                                    26,405,448
Other income (expense), net                                                                                          3,403,057
                                                                                                                    ----------
Net income before taxes                                                                                             29,808,505
Taxes                                                                                                                2,976,832
                                     ----------      ----------      ----------      ---------      ----------      ----------
Net income after taxes                                                                                              26,831,673
                                     ==========      ==========      ==========      =========      ==========      ==========

Year ended March 31, 2001
                                       Financial                                                                              In $
                                       services     Manufacturing       Telecom          Retail          Others           Total
                                      -----------      ----------      ----------      ----------      ----------      -----------
Revenues                              139,616,739      74,004,867      76,412,722      37,684,446      86,131,736      413,850,510
Identifiable operating expenses        49,021,150      28,363,069      19,219,376      11,893,574      26,233,048      134,730,217
Allocated expenses                     38,589,808      19,736,596      20,423,026      10,057,009      23,189,607      111,996,046
                                      -----------      ----------      ----------      ----------      ----------      -----------
Segmental operating income             52,005,781      25,905,202      36,770,320      15,733,863      36,709,081      167,124,247
Unallocable expenses                                                                                                    29,609,661
                                                                                                                       -----------
Operating income                                                                                                       137,514,586
Other income (expense), net                                                                                              9,505,343
                                                                                                                       -----------
Net income before taxes                                                                                                147,019,929
Taxes                                                                                                                   15,071,825
                                      -----------      ----------      ----------      ----------      ----------      -----------
Net income after taxes                                                                                                 131,948,104
                                      ===========      ==========      ==========      ==========      ==========      ===========

1.19.19.2 Geographic segments


Three months ended June 30, 2001                                                                          In $
                                       North                                         Rest of
                                      America          Europe          India        the World          Total
                                     ----------      ----------      ---------      ---------      -----------
Revenues                             94,209,426      25,877,229      3,455,705      6,990,398      130,532,758
Identifiable operating expenses      30,299,129       9,170,999      1,031,965      2,847,912       43,350,005
Allocated expenses                   25,597,816       7,031,150      1,309,296      1,988,163       35,926,425
                                     ----------      ----------      ---------      ---------      -----------
Segmental operating income           38,312,481       9,675,080      1,114,444      2,154,323       51,256,328
Unallocable expenses                                                                                 8,818,512
                                                                                                   -----------
Operating income                                                                                    42,437,816
Other income (expense), net                                                                          2,876,099
                                                                                                   -----------
Net income before taxes                                                                             45,313,915
Taxes                                                                                                6,072,556
                                     ----------      ----------      ---------      ---------      -----------
Net income after taxes                                                                              39,241,359
                                     ==========      ==========      =========      =========      ===========

Three months ended June 30, 2000                                                                         In $
                                       North                                         Rest of
                                      America          Europe          India        the World         Total
                                     ----------      ----------      ---------      ---------      ----------
Revenues                             59,785,038      13,766,329      1,013,388      5,693,078      80,257,833
Identifiable operating expenses      21,043,322       5,004,967        375,031      2,021,417      28,444,737
Allocated expenses                   14,953,548       3,445,826        288,262      1,444,554      20,132,190
                                     ----------      ----------      ---------      ---------      ----------
Segmental operating income           23,788,168       5,315,536        350,095      2,227,107      31,680,906
Unallocable expenses                                                                                5,275,458
                                                                                                   ----------
Operating income                                                                                   26,405,448
Other income (expense), net                                                                         3,403,057
                                                                                                   ----------
Net income before taxes                                                                            29,808,505
Taxes                                                                                               2,976,832
                                     ----------      ----------      ---------      ---------      ----------
Net income after taxes                                                                             26,831,673
                                     ==========      ==========      =========      =========      ==========

Year ended March 31, 2001                                                                                   In $
                                        North                                          Rest of
                                       America          Europe          India         the World         Total
                                     -----------      ----------      ---------      ----------      -----------
Revenues                             304,242,537      77,892,656      5,778,286      25,937,031      413,850,510
Identifiable operating expenses       96,358,758      27,210,316      1,943,571       9,217,572      134,730,217
Allocated expenses                    82,053,059      20,951,885      1,866,259       7,124,843      111,996,046
                                     -----------      ----------      ---------      ----------      -----------
Segmental operating income           125,830,720      29,730,455      1,968,456       9,594,616      167,124,247
Unallocable expenses                                                                                  29,609,661
                                                                                                     -----------
Operating income                                                                                     137,514,586
Other income (expense), net                                                                            9,505,343
                                                                                                     -----------
Net income before taxes                                                                              147,019,929
Taxes                                                                                                 15,071,825
                                     -----------      ----------      ---------      ----------      -----------
Net income after taxes                                                                               131,948,104
                                     ===========      ==========      =========      ==========      ===========

     1.19.19.3 Significant clients

     No clients individually accounted for more than 10% of the revenues in fiscal 2001, 2000 and 1999, respectively.

     1.19.20 Commitments and contingencies

     The company has outstanding performance guarantees for various statutory purposes totaling $ 2,547,989, $ 1,279,794 and $ 1,126,611, as of June 30,
     2001 and 2000 and March 31, 2001, respectively. These guarantees are generally provided to governmental agencies.

     1.19.21 Litigation

     The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

     1.19.22 Non-monetary transaction

     During the year ended March 31, 2001, the company transferred certain Intellectual Property Rights ("IPR") that it had developed and owned in a product called OnScan to OnMobile Systems Inc. (formerly OnScan, Inc). OnScan is a comprehensive web-enabled wireless notification product. In exchange for the transfer, the company received consideration in the form of securities including 100,000 Common Stock, par value $ 0.001 each, 100,000 Series A Voting Convertible Preferred Stock, par value $ 0.001 each and 4,400,000 Series A Nonvoting Convertible Preferred Stock, par value
     $ 0.001 each. Convertible Preferred Stock is convertible into Common Stock automatically upon the closing of an Initial Public Offering by OnMobile Systems Inc. As of June 30, 2001, the company's controlling interest in Onmobile Systems, Inc. was approximately 12%. The transfer was recorded at historic cost and, accordingly, no gain was recognized on this transaction as of the date of transfer of the IPR.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

     Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Prospectus filed with the SEC, the factors discussed in the Form 20-F filed with the SEC, and those factors discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with the company's financial statements included herein and the notes thereto.

2.1  Overview

     Infosys, an India-based IT consulting and services company formed in 1981, provides end-to-end consulting for global corporations. The company has partnered with several Fortune 500 and emerging companies in building their next generation information infrastructure for competitive advantage. Infosys' portfolio of services includes e-strategy consulting and solutions, maintenance and re-engineering services, large application development and enterprise integration services. Infosys also has product co-development initiatives with numerous communication and Internet infrastructure companies that are creating the building blocks of the digital economy. In addition, the company develops and markets certain software products. The company utilizes an extensive offshore infrastructure including dedicated offshore software development centers ("OSDCs") to provide managed software solutions to clients worldwide. From fiscal 1997 through fiscal 2001, total revenue increased from $ 39.6 million to $ 413.8 million, the number of the company's software professionals worldwide increased from approximately 1,410 to approximately 8,660, and the number of its India-based software development centers increased from six to sixteen. The company also operationalized proximity development centers in Croydon in the UK and in Chicago, New Jersey and Phoenix in the U.S. in fiscal 2001, and one global development center in Toronto, Canada and two proximity development centers in Fremont and Boston in the U.S. in fiscal 2000.

     The company's revenues are generated principally from software services provided either on a fixed-price, fixed- time frame or a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized in the month that services are provided and related costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Cost of completion estimates are subject to periodic revisions. Although the company has revised its project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on the company's operating results or financial condition. Since the company bears the risk of cost overruns and inflation with respect to its fixed-price, fixed-time frame projects, the company's operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. The company also develops and markets certain software products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 3.3% of total revenue during the three months ended June 30, 2001. The company derived 72.2% of its total revenue from North America, 19.8% from Europe, 2.6% from India and 5.4% from the rest of the world during the three months ended June 30, 2001.

     During the three months ended June 30, 2001 and June 30, 2000, the company derived 23.0% and 28.7% of its total revenue, respectively, from internet and e-commerce projects. Due to shorter time-to-market considerations, e-business projects necessitate higher interaction with clients. This results in a higher proportion of services being performed at client sites. Services performed at a client site typically generate higher per capita revenues, but lower gross margins, than the same quantum of services performed at the company's own facilities. Consequently, any increase in work at client sites can decrease gross margins of the company.

     Cost of revenue consists, primarily, of salary and other compensation expenses, depreciation, data communication expenses, computer maintenance, cost of software purchased for internal use, certain pre-opening expenses for new software development centers, and foreign travel expenses. The company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

     The company assumes full project management responsibility for each project that it undertakes. Approximately 69% of the work on a project during the quarter ended June 30, 2001 was performed at the company's facilities in India, and the balance of the work was performed at the client site. The proportion of work performed at company facilities and at client sites varies from quarter to quarter. The company charges higher rates and incurs higher compensation expenses for work performed at a client site. Services performed at a client site typically generate higher revenues per capita, but lower gross margins, than the same quantum of services performed at the company's facilities in India. As a result, total revenues, cost of revenues and gross profit in absolute terms, and as a percentage of revenues, fluctuate from quarter to quarter based on the proportion of work performed offshore at company facilities and at client sites.

     Revenue and gross profits are also affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled for in-house training programs, particularly the 14-week classroom training course provided to new employees. Generally a large percentage of new hires begin their training in the second quarter, utilization rates have historically been lower in the second and third quarters of a fiscal year.

     Selling and marketing expenses primarily consist of expenses relating to advertisements, brand building, rentals of sales and marketing offices, salaries of marketing personnel, and travel and conveyance. General and administrative expenses consist of expenses relating to communications, finance and administration, legal and professional charges, management, rent, salary and other compensation, travel and miscellaneous administrative costs.

     Other income primarily includes interest income and foreign currency exchange gains.

     The company also intends to substantially expand its software development infrastructure in India. The company had committed $ 30.5 million towards various capital acquisitions as of June 30, 2001. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure. The company intends to spend an aggregate amount of approximately $ 60 million on various capital acquisitions for the rest of fiscal 2002 and intends to use its internal accruals to fund this expansion.

2.2  Results of operations

     2.2.1 Three months ended June 30, 2001 compared to three months ended June 30, 2000 Revenues. Total revenues were $ 130.5 million for the three months ended June 30, 2001, representing an increase of 62.6% over total revenues of $ 80.3 million during the same period in the fiscal 2001. This increase is attributable to an increase in volumes of business transacted of $ 40.4 million or 50.3%, and an increase in prices at which contracts were executed in the amount of $ 9.9 million or 12.3%. Custom software development, re-engineering, maintenance and software development through Offshore Software Development Centers ("OSDC") formed a majority of the company's revenues. The increase in revenues was attributable, in part, to an increase in business from certain existing clients and from certain new clients, particularly in the insurance, banking and financial services, and retailing industries. Revenues from insurance, banking and financial services clients comprised 36.8% and 29.4% of revenues in the three months ended June 30, 2001 and 2000, respectively. Revenues from retailing clients comprised 11.1% and 9.0% of revenues in the three months ended June 30, 2001 and 2000, respectively. Net sales of Finacle(TM) and other products represented 3.3% of total revenues for the three months ended June 30, 2001 as compared to 2.4% in the corresponding period in fiscal 2001. Revenue from services represented 96.7% of total revenues for the three months ended June 30, 2001 as compared to 97.6% in the corresponding period in fiscal 2001. Revenue from fixed-price, fixed-time frame and time-and-materials contracts represented 27.0% and 73.0%, respectively, of total revenues in the three months ended June 30, 2001 as compared to 26.6% and 73.4%, respectively, in the three months ended June 30, 2000. Revenue from North America and Europe represented 72.2% and 19.8%, respectively, of total revenue for the three months ended June 30, 2001 as compared to 74.5% and 17.2%, respectively, during the same period in fiscal 2001.

     Cost of Revenues. Cost of revenues was $ 68.4 million for the three months ended June 30, 2001, representing an increase of 63.0% over the cost of revenues of $ 42.0 million for the same period in fiscal 2001. Cost of revenues represented 52.4% and 52.3% of total revenues for the three months ended June 30, 2001 and June 30, 2000, respectively. This marginal increase in costs as a percentage of revenues was attributable to an increase in personnel costs from annual salary increments effective April 1, 2001 and increased personnel costs for new hires. This increase in personnel costs was partially offset by a decrease in foreign travel and computer maintenance expenses, which represented 2.8% and 4.9% of revenues for the three months ended June 30, 2001 and 2000, respectively as well as a decrease in overseas short-term allowances, which represented 1.9% and 4.2% of revenues for the three months ended June 30, 2001 and 2000, respectively.

     Gross Profit. As a result of the foregoing, the gross profit was $ 62.1 million for the three months ended June 30, 2001 representing an increase of 62.2% over gross profit of $ 38.3 million for the three months ended June 30, 2000. As a percentage of total revenues, gross profit marginally decreased to 47.6% for the three months ended June 30, 2001 from 47.7% for the corresponding period in fiscal 2001. This marginal decrease in gross margins was attributable to an increase in personnel costs from annual salary increments effective April 1, 2001 and increased personnel costs for new hires. This increase in personnel costs was partially offset by a decrease in foreign travel and computer maintenance expenses, as well as a decrease in overseas short-term allowances.

     Selling and Marketing Expenses. Sales and marketing expenses were $ 5.9 million in the three months ended June 30, 2001, an increase of 40.4% over sales and marketing expenses of $ 4.2 million in the three months ended June 30, 2000. As a percentage of total revenues, sales and marketing expenses decreased to 4.5% in the three months ended June 30, 2001 from 5.2% in the three months ended June 30, 2000. This decrease is primarily due to the benefit of scale of operations, and a reduction in advertisement and brand building expenses amounting to 0.4% of revenues for the three months ended June 30, 2001 as compared to 0.7% of revenues for the three months ended June 30, 2000. This decrease was partially offset by an increase in the number of marketing offices and sales personnel. The number of sales offices increased to 26 as of June 30, 2001, up from 22 as of June 30, 2000 and the number of sales and marketing personnel increased to 122, up from 80 as of June 30, 2000.

     General and Administrative Expenses. General and administrative expenses were $ 12.5 million for the three months ended June 30, 2001, representing an increase of 95.2% over general and administrative expenses of $ 6.4 million for the three months ended June 30, 2000. General and administrative expenses were 9.6% and 8.0% of total revenues for the three months ended June 30, 2001 and 2000, respectively. This increase in general and administrative expenses as a percentage of revenues was primarily attributable to an increase in the provision for doubtful debts, which comprised 1.1% of revenues during the three-month period ended June 30, 2001 as compared to 0.1% in the corresponding previous period as well as increases in management, finance, administrative and occupancy costs due to an increase in scale of operations.

     Amortization of Stock Compensation Expense. Amortization of deferred stock compensation expense was $ 1.3 million in each of the three months ended June 30, 2001 and 2000, respectively. Deferred stock compensation expense reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

     Operating Income. Operating income was $ 42.4 million for the three months ended June 30, 2001, an increase of 60.6% over the operating income of $26.4 million for the corresponding period in fiscal 2001. As a percentage of revenues, operating income decreased to 32.5% for the three months ended June 30, 2001 from 32.9% for the corresponding period in fiscal 2001. Excluding the amortization of deferred stock compensation expense, the operating margin was 33.5% for the three months ended June 30, 2001 as compared to 34.5% for the three months ended June 30, 2000.

     Other Income. Other income was $2.9 million for the three months ended
     June 30, 2001 as compared to $3.4 million for the corresponding period in fiscal 2001. Other income during the three months ended June 30, 2001 includes $0.1 million arising from exchange differences on translation of foreign currency deposits and interest income of $2.5 million earned on deposits of surplus funds. Other income for the three months ended June 30, 2000 includes $1.7 million arising from exchange differences on translation of foreign currency deposits and interest income of $1.7 million earned on deposits of surplus funds.

     Provision for Income Taxes. Provision for income taxes was $6.1 million for the three months ended June 30, 2001 as compared to $3.0 million for the corresponding period in fiscal 2001. The company's effective tax rate increased to 13.5% for the three months ended June 30, 2001 as compared to 10.1% for the corresponding period in fiscal 2001. This increase in effective tax rate is primarily attributable to an increase in foreign taxes paid in respect of the overseas operations of the company in the three months ended June 30, 2001 as compared to the three months ended June 30, 2000 as well as an increase in taxable income earned on deposit of surplus funds. Overseas operations of the Company contribute 50.5% of revenues in the three months ended June 30, 2001 as compared to 48.3% of revenues in the three months ended June 30, 2000. Income earned from the deposit of surplus funds was $2.5 million and $1.7 million in the three months ended June 30, 2001, 2000 respectively.

     Net Income. Net income was $39.2 million for the three months ended June 30, 2001, an increase of 46.3% over net income of $26.8 million for the corresponding period in fiscal 2001. As a percentage of total revenues, net income decreased to 30.1% for the three months ended June 30, 2001 from 33.4% for the corresponding period in fiscal 2001.

2.3  Liquidity and capital resources

     The growth of the company has been financed largely from cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, the company raised approximately $4.4 million in gross aggregate proceeds from its initial public offering of equity shares on Indian stock exchanges. In 1994, the company raised an additional $7.7 million through private placements of its equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. In 1999, the company raised $66.3 million through the issue of American Depositary Shares ("ADS"). As of June 30, 2001, the company had $134.2 million in cash and cash equivalents, $184.1 million in working capital and no outstanding bank borrowings. The company's treasury policy calls for investing only in highly rated banks, financial institutions and companies for short maturities with a limit for individual entities. The company retains the money both in rupee and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas branches in the U.S. and other countries, and to meet project-related expenditure overseas.

     Net cash provided by operating activities was $48.9 million and $20.6 million in the three months ended June 30, 2001 and 2000, respectively. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. Accounts receivable as a percentage of total revenues, represented 12.6% and 15.9% as of June 30, 2001 and 2000, respectively. Further, the average days outstanding of accounts receivable has increased in the 0-30 and 31-60 aging periods and decreased in the 61-90 and greater than 90-day aging periods. The company's policy on accounts receivable includes a periodic review of all such outstanding. The company reviews the age, amount, and quality of each account receivable; the relationship with, size of, and history of the client; and the quality of service delivered by the company for the client, to determine the classification of an account receivable. Should the review so demand, the company classifies accounts receivable into secured and unsecured accounts, further sub-classified between good and doubtful accounts. The company makes provisions for all accounts receivable classified as doubtful and for all accounts receivable that are outstanding for more than 180 days. Management continues pursuing the parties for recovery of dues, in part or full.

     Prepaid expenses and other current assets decreased by $0.3 million during the three months ended June 30, 2001 as compared to an increase of $0.5 million during the three months ended June 30, 2000, respectively. The decrease in the three months ended June 30, 2001 was primarily due to a decrease in rent deposits and prepaid expenses, offset partially by an increase in costs in excess of billings and other advances.

     The increase in the three months ended June 30, 2000 was primarily attributable to an increase in prepaid expenses and costs in excess of billings. Costs in excess of billings represent costs incurred on fixed-price contracts in respect of which milestones are yet to be achieved.

     Income taxes payable decreased by $2.0 million during the three months ended June 30, 2001, primarily due to higher advance tax payments made during the period, as compared to an increase of $1.1 million during the three months ended June 30, 2000. Other accrued liabilities increased by $3.8 million during the three months ended June 30, 2001 as compared to a decrease of $1.9 million during the three months ended June 30, 2000. The increase of $3.8 million in other accrued liabilities during the three months ended June 30, 2001 is primarily attributable to an increase in accrued staff compensation and employee withholding taxes payable amounting to $2.4 million and $1.6 million, respectively. The decrease of $1.9 million in other accrued liabilities during the three months ended June 30, 2000 is primarily attributable to a decrease in accrued staff compensation and employee withholding taxes payable amounting to $0.3 million and $1.4 million, respectively.

     Unearned revenue as of June 30, 2001 was $7.7 million compared to $14.4 million as of June 30, 2000 and consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred. The proportion of fixed-price contracts was 27.0% and 26.6% of revenues for the three months ended June 30, 2001 and 2000 respectively.

     Net cash used in investing activities was $24.7 million and $22.1 million in the three months ended June 30, 2001 and 2000, respectively. Net cash used in investing activities in the three months ended June 30, 2001 and 2000 consisted primarily of $20.6 million and $18.1 million, respectively, for property, plant and equipment. Additionally, the company invested an aggregate amount of $2.2 million to purchase the capital stock of Workadia Inc., during the three months ended June 30, 2001. The company invested an aggregate amount of $3 million to purchase the capital stock of CiDRA Corporation during the three months ended June 30, 2000.

     Publicly-traded Indian companies customarily pay dividends. The company paid cash dividends of $11.3 million and $4.7 million in the three months ended June 30, 2001 and 2000 respectively.

     As of June 30, 2001, the company had contractual commitments for capital expenditure of $30.5 million. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure. The company intends to spend an aggregate amount of approximately $60 million on various capital expenditure during fiscal 2002 and the same would be met out of the internal accruals of the company. In the opinion of the company, the working capital is sufficient for the company's present requirements.

2.4  Reconciliation between U.S. and Indian GAAP

     There are material differences between financial statements prepared as per Indian and U.S. GAAP. These differences arise due to accounting for stock-based compensation and non-recognition of unrealized gains on transfers of intellectual property rights, as required by U.S. GAAP. Indian GAAP does not require amortization of deferred stock compensation and permits the recognition of unrealized gains on transfers of intellectual property rights in the financial statements. Prior to April 1, 2001, Indian GAAP did not also require provision for deferred taxes.

     Reconciliation of net income                                  Three months ended June 30,
                                                                -------------------------------
                                                                    2001                2000
                                                                ------------       ------------
     Net profit as per Indian GAAP                              $ 40,501,114       $ 28,565,885
     Amortization of deferred stock compensation
      expense under APB opinion number 25                         (1,259,755)        (1,275,796)
     Provision for retirement benefits to employees                       --            741,000
     Deferred income taxes                                                --            118,795
     Provision for contingency/e-inventing the company                    --            (87,387)
     Transfer of intellectual property rights (net of tax)                --         (1,230,824)
                                                                ------------       ------------
     Net income as per US GAAP                                  $ 39,241,359       $ 26,831,673
                                                                ============       ============

2.5  Investments

     2.5.1 Yantra Corporation

     Prior to October 20, 1998, the company owned a majority of the voting stock of Yantra. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, Yantra's losses recognized in the company's financial statements were $1.6 million and $2.0 million, respectively. On October 20, 1998, the company sold a portion of Yantra's shares held by it, thereby reducing its interest to less than one-half of the voting stock of Yantra. As of October 20, 1998, the company owned all of the outstanding common stock of Yantra, but had no financial obligations or commitments to Yantra and did not intend to extend Yantra with any financial support. Accordingly, Yantra's results after October 20, 1998 were not recognized in the company's financial statements under U.S. GAAP. Yantra's revenues were $1.3 million and $2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $574,000 and $546,000, respectively, for these same periods.
     Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Its gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. Yantra currently provides e-commerce operations solutions through PureEcommerce(TM), a scalable web-based solution that facilitates real-time transaction management across the extraprise. In June 1999, Yantra sold Series C Convertible Preferred Stock in the amount of $15 million to unrelated existing and new investors, reducing the company's voting control to approximately 25%. In July 2000, Yantra sold Series D Convertible Preferred Stock amounting to $49 million, to unrelated existing and new investors, further reducing the company's voting control to approximately 16% on a fully diluted basis.

2.5.2 Other investments

     During the three months ended June 30, 2001 the company also invested in Workadia Inc. a Delaware corporation by purchasing 440,000 shares of Series B Convertible Preferred Stock, par value US $0.001 per share, for an aggregate investment of US $2.2 million.

2.6  Principles of currency translation

     In the three months ended June 30, 2001, over 94% of the company's revenues were generated in U.S. dollars and European currencies. A majority of the company's expenses were incurred in Rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the company is the Indian Rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the dates revenues are recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period. For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar.

2.7  Income Tax Matters

     The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include:
     (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday") beginning from the financial year when the unit started producing computer software, or March 31, 2000, whichever is earlier; and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). All but one of the company's software development facilities are located in a designated Software Technology Park ("STP"). Such Export Deduction will be phased out equally over a period of five years starting from fiscal 2000. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates. There is no assurance that the Government of India will continue to provide these incentives. The company pays corporate income tax in foreign countries on income derived from operations in those countries.

2.8  Effects of Inflation

     The company's most significant costs are salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the United States. There can be no assurance that the company will be able to recover cost increases through increases in the prices that it charges for its services in the United States.

2.9  Accounting Pronouncements

     Effective April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the pronouncement became effective for companies with fiscal year ending March 31, 2001. SFAS 133 changes the accounting treatment of derivative contracts (including foreign exchange contracts) that are employed to manage risks. It establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

2.10 Risk factors

     2.10.1 Management of growth

     The company has experienced significant growth in recent periods. The company's revenues in the three months ended June 30, 2001 grew by 62.6% over the three months ended June 30, 2000. As of June 30, 2001, the company employed approximately 8,720 software professionals worldwide with 16 software development facilities in India, six proximity development centers in the United Kingdom and the U.S., and one global development center in Canada, as compared to approximately 5,590 with 18 facilities in India and abroad as of June 30, 2000. In fiscal 2001 and 2000, the company approved major expansions to its existing facilities and the building of new facilities. The company's growth is expected to place significant demands on its management and other resources and will require it to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the company's high quality standards; and preserving the company's culture and values and its entrepreneurial environment. The company's inability to manage its growth effectively could have a material adverse effect on the quality of the company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects, and its results of operations and financial condition.

     2.10.2 Potential fluctuations in future operating results

     Historically, the company's operating results have fluctuated, and may continue to fluctuate in future, depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the company's success in expanding its sales and marketing programs; currency exchange rate fluctuations and other general economic factors. A high percentage of the company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the company's equity shares and ADSs are likely to be materially adversely affected.

     2.10.3 Impact of a slowdown in IT spending in the U.S.

     Historically, a significant portion of the company's revenues was derived from the U.S. For example, in fiscal 2001 and 2000, approximately 70.0% and 73.8% of the company's revenues were derived from the U.S. Currently there are indications of an economic slowdown in the U.S. Accordingly, the IT services sector in the U.S. may experience some adjustment as a result of the economy. The continued growth of companies in this sector will depend upon their ability to adapt to the changes in the market and justify their customer's investments in new projects that will drive customer retention up and costs down. Consequently, the company's competitors may reduce contract prices to retain customers and win new contracts. This may affect the company's ability to win new clients and retain existing clients as well as the company's ability to sustain its current pricing strategy. An inability to retain current pricing structures, retain clients or win new client contracts may result in lower revenue growth and lower profit margins for the company. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

     2.10.4 Exposure to industry segments

     The company derives a significant proportion of its revenues from certain industry segments. For example, in fiscal 2001 the company derived 33.7% and 18.4% of its revenues from the insurance, banking and financial services, and telecom industry segments respectively, as compared to 30.1% and 15.4%, respectively in fiscal 2000. There are indications that the possible economic slowdown in the U.S. may impact the growth prospects of companies that operate in various industry segments, for example, the insurance, banking and financial services, and telecom industry segments. Consequently, these companies may reduce or entirely eliminate their IT spending, or postpone decisions regarding new expenditures with respect to IT spending. The company believes that a sustained reduction or elimination in IT spending by these such companies and a longer client engagement time that such companies may adopt, may affect the company's ability to win new clients and retain existing clients as well as the company's ability to sustain its current pricing strategy. An inability to retain current pricing structures, retain clients or win new client contracts may result in lower revenue growth and lower profit margins for the company. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

     2.10.5 Exposure to start-ups and venture funded companies

     Several of the company's clients are early stage, young companies with little or limited financing. For example, the company derived 10.8% of its revenues from such companies in fiscal 2001. The ability of such early stage companies to raise capital for operations and expansion plans has recently become more difficult as a result of several factors, including the U.S. capital market declines and a slowing U.S. economy. Consequently, these companies may reduce or entirely eliminate their IT spending, or postpone decisions regarding new expenditures with respect to IT spending. The company believes that a sustained reduction or elimination in IT spending by these such companies and a longer client engagement time that such companies may adopt, may affect the company's ability to win new clients and retain existing clients as well as the company's ability to sustain its current pricing strategy. An inability to retain current pricing structures, retain clients or win new client contracts may result in lower revenue growth and lower profit margins for the company. Additionally, such companies may become greater risks and not be able to adequately pay for past services rendered. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

     2.10.6 Risks related to investments in Indian securities

     The company is incorporated in India and substantially all of its assets, and a substantial majority of its employees are located in India. Consequently, the company's performance may be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

     Political and economic environment. During the past decade and particularly since 1991, the Government of India has pursued policies of economic liberalization, including significant relaxations of restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continuation of the economic liberalization policies pursued by previous governments and has, in addition, set up a special IT task force to promote the IT industry. However, the speed of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the company's business in particular. South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the company.

     Government of India incentives and regulation. The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

     Restrictions on foreign investment. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act, 1999. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations, the Depositary can accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares provided the shares so accepted for conversion into ADSs shall not exceed the number of equity shares which were released by the custodian pursuant to conversions of ADSs into equity shares under the Depositary Agreement. Therefore, a holder of ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs if such ADSs obtained on conversion are in excess of the ADSs originally converted or surrendered. This limited ability to convert equity shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. Holders who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will have to obtain Reserve Bank of India ("RBI") approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained.

     Exchange rate fluctuations. Market risks relating to the company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The company's functional currency is the Indian Rupee although it transacts a major portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars. In its U.S. operations, the company does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse affect on the company's sales, cost of services sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse affect on the company's business, operating results and financial condition. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from March 31, 1997 through March 31, 2001, the value of the rupee against the U.S. dollar declined by approximately 29.8%. For the three months ended June 30, 2001 and for fiscal 2001 and 2000, the company's U.S. dollar-denominated revenues represented 87.0%, 89.5% and 88.3%, respectively, of total revenues. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The company has in the past sought to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable on a need basis. As of June 30, 2001, the company had outstanding forward contracts in the amount of $ 35,000,000. These contracts typically mature within three months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluation of the rupee will result in foreign currency translation losses. For example, for the three months ended June 30, 2001 and for fiscal 2001 and fiscal 2000, the company's foreign currency translation losses were approximately $ 2.8 million, $ 14.5 million and $ 5.0 million, respectively.

     Fluctuations in the exchange rate between the rupee and the U.S. dollar also will affect the U.S. dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur.

     2.10.7 Substantial investment in new facilities

     As of June 30, 2001, the company had contractual commitments of $ 30.5 million for capital expenditure and has budgeted for significant expansion of infrastructure in the near future. Since such an expansion will significantly increase the company's fixed costs, the company's results of operations will be materially adversely affected if the company is unable to grow its business proportionately. Although the company has successfully developed new facilities in the past, there can be no assurance that the company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all.

     2.10.8 Restrictions on US immigration

     The company's professionals who work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of June 30, 2001, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (1,280 persons) or L-1 visas (294 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the company may be unable to obtain the H-1B visas necessary to bring its critical Indian IT professionals to the United States on an extended basis. The H-1B limit had recently been increased to 195,000 for the next two years ending September 30, 2002. This limit has not yet been reached by the U.S. Government for its fiscal year ended September 30, 2001 While the company anticipates that this limit will be reached prior to the end of the US government's fiscal year and has made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas. Changes in existing U.S. immigration laws that make it more difficult for the company to obtain H-1B and L-1 visas could impair the company's ability to compete for and provide services to clients and could have a material adverse effect on the company's results of operations and financial condition.

     2.10.9 Risks related to international operations

     While most of the company's software development facilities are currently located in India, the company intends to develop new software development facilities in other regions, including potentially South-East Asia, Latin America and Europe. The company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the company will not significantly alter or reduce its proposed expansion plans. The company's lack of experience with facilities outside of India subject the company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software development facilities and the scope of operations outside of India subjects the company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the company's business, results of operations and financial condition.

     2.10.10 Dependence on skilled personnel; risks of wage inflation

     The company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the company's ability to bid for or obtain new projects and to continue to expand its business. The company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the company. There can be no assurance that the company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the company's results of operations and financial condition. There can be no assurance that the company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the company will be able to re-deploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than those in the United States. Changes in immigration laws of the countries where the company's personnel are on short-term assignments, requiring the company to pay a minimum threshold wage higher than the current wage of these personnel as a condition for obtaining visas or work permits may impact the profitability of the company. In the long-term, wage increases may have an adverse effect on the company's profit margins unless the company is able to continue increasing the efficiency and productivity of its professionals.

     2.10.11 Client concentration

     The company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large corporate clients. For the three months ended June 30, 2001 and for fiscal 2001 and 2000, the company's largest client accounted for 6.7%, 7.3% and 7.2%, respectively, of the company's total revenues and its five largest clients accounted for 27.4%, 26.0% and 30.2%, respectively, of the company's total revenues. The volume of work performed for specific clients is likely to vary from year to year, particularly since the company is usually not the exclusive outside software service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the company's performance that could cause the loss of a client and that may not be predictable. For example, in 1995, the company chose to reduce significantly the services provided to its then-largest client rather than accept the price reductions and increased company resources sought by the client. In other circumstances, the company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in future.

     2.10.12 Fixed-price, fixed-time frame contracts

     As a core element of its business strategy, the company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the company's results of operations and financial condition.

     2.10.13 Infrastructure and potential disruption in telecommunications

     A significant element of the company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune, Hyderabad, Mohali and Mysore, India and to expand the number of such centers in India as well as outside India. The company believes that the use of a strategically located network of software development centers will provide the company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis, and the ability to provide 24-hour service to its clients. Pursuant to its service delivery model, the company must maintain active voice and data communication between its main offices in Bangalore, the offices of its clients, and its other software development facilities. Although the company maintains redundant software development facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's results of operations and financial condition.

     2.10.14 Competition

     The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house IS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Historically, one of the company's key competitive advantages has been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services, and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services, and the extent of its competitors' responsiveness to client needs.

     2.10.15 Dependence on key personnel

     The company's success depends to a significant degree upon continued contributions of members of the company's senior management and other key research and development and sales and marketing personnel. The company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the company. The loss of any of such persons could have a material adverse effect on the company's business, financial condition and results of operations.

     2.10.16 Potential liability to clients; risk of exceeding insurance coverage

     Many of the company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the company, regardless of the company's responsibility for such failure. Although the company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the company from liability for damages. The company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the company that exceed available insurance coverage or changes in the company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the company's results of operations and financial condition.

     2.10.17 Risks associated with possible acquisitions

     The company intends to evaluate potential acquisitions on an ongoing basis. As of the date of this Quarterly Report, however, the company has no understanding, commitment or agreement with respect to any material future acquisition. Since the company has not made any acquisitions in the past, there can be no assurance that the company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the company may not make any acquisition of, or investment in, a non-Indian company without RBI and, in most cases, Government of India approval. Even if the company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

     2.10.18 Risks associated with strategic investments

     The company has made and continues to make strategic investments in early stage technology companies in order to gain experience in niche technologies. The company invested an aggregate of $5.9 million in strategic investments in fiscal 2001. However, there can be no assurance that the company will be successful in its investments and will benefit from such investments. The loss of any of such investments could have a material adverse effect on the company's business, financial condition and results of operations.

     2.10.19 Risks associated with incubation

     The company incubates employee ideas that it expects to be commercially viable. The company may incur significant expenditures until the successful commercialization of these ideas. The company may also hold equity in these incubation ventures in return for transfers of intellectual property rights related to incubated ideas. However, there can be no assurance that the company will be successful in incubating ideas, will be successful in commercializing such ideas, or will benefit from such incubation ventures. The failure of any of such incubation ventures could have a material adverse effect on the company's reputation, business, financial condition and results of operations.

     2.10.20 Risks related to software product sales

     The company derived 3.3%, 2.5% and 2.6% of its total revenue from the sale of software products in the three months ended June 30, 2001, fiscal 2001 and fiscal 2000, respectively. The development of the company's software products requires significant investments. The markets for the company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such a product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the company's product revenues or margins could adversely affect the company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the company's results of operations and financial condition.

     2.10.21 Restrictions on exercise of preemptive rights by ADS holders

     Under the Indian Companies Act, 1956 ("Indian Companies Act"), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the company's shareholders. U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the company considers appropriate at the time. No assurance can be given that the company would file a registration statement under these circumstances. If the company issues any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the company would be reduced.

     2.10.22 Intellectual property rights

     The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secrets and trademark laws to protect its proprietary rights. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software and deliverables. The company also develops foundation and application software products, or software "tools", which are licensed to clients and remain the property of the company. The company has obtained registration of INFOSYS as a trademark in India and the United States, and does not have any patents or registered copyrights in the United States. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to, and distribution of its proprietary information. There can be no assurance that the steps taken by the company in this regard will be adequate to deter misappropriation of proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     Although the company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in the future. Assertion of such claims against the company could result in litigation, and there can be no assurance that the company would be able to prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

     2.10.23 Control by principal shareholders, officers and directors; anti-takeover provisions

     The company's officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 24.9% of the company's issued equity shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the company, including the election and removal of directors and significant corporate transactions. Such control by the company's officers and directors could delay, defer or prevent a change in control of the company, impede a merger, consolidation, takeover or other business combination involving the company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

     The Indian Companies Act and the company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the company's directors shall serve for a specified term and shall be subject to re-election by the company's shareholders at the expiration of such terms; and (ii) at least one-third of the company's directors who are subject to re-election shall be up for re-election at each annual meeting of the company's shareholders. In addition, the company's Articles provide that Mr. N. R. Narayana Murthy, one of the company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives, own at least 5% of the company's outstanding equity securities. Furthermore, any amendment to the company's Articles would require the affirmative vote of three-fourths of the company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the company, impede a business combination involving the company or discourage a potential acquirer from attempting to obtain control of the company.

Item 3.  Quantitative and Qualitative Disclosure About Market Risk

3.1  Foreign currency market risk

     This information is set forth under the caption "Exchange rate fluctuations" under Item 2.10.6, Risks related to Investments in Indian securities, above, and is incorporated herein by reference.

                           Part II - Other information

Item 1.  Legal proceedings

     The company, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

Item 2.  Changes in securities and use of proceeds

     None

 Item 3.   Default upon senior securities

     None

Item 4.   Submission of matters to a vote of security holders

     a) The company held its Annual General Meeting of the Shareholders ("AGM") on June 2, 2001.

     b) The following directors retired by rotation at the AGM held on June 2, 2001, were eligible for re-election, and were re-elected by a requisite majority vote:

         Deepak M. Satwalekar                        S. Gopalakrishnan
         Ramesh Vangal                               S. D. Shibulal
         Prof. Marti G. Subrahmanyam

     c) The following are the other directors whose term of office as a director continues after the AGM:

         N. R. Narayana Murthy                       Phaneesh Murthy
         Nandan M. Nilekani                          Prof. Jitendra Vir Singh
         K. Dinesh                                   Dr. Omkar Goswami
         Philip Yeo                                  Senator Larry Pressler
         T. V. Mohandas Pai                          Ms. Rama Bijapurkar
         Srinath Batni

Item 5.  Other Information

         The following is a brief description of the matters voted upon at the AGM of the company held on June 2, 2001 along with votes cast for, against or withheld, as well as the number of abstentions and broker non- votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all Registered Holders of the American Depositary Receipts (the "ADRs") who were holding the ADRs as on a record date determined by the Depositary.

     ORDINARY BUSINESS

     Brief Description of the matter put to vote                                Votes against/      Abstentions/
                                                                     Votes for        Withheld  Broker Non-votes
                                                                     (1)(2)(3)       (1)(2)(3)         (1)(2)(3)
                                                                     ---------  --------------  ----------------
     1.  To receive, consider and adopt the Balance Sheet
         as at March 31, 2001 and the Profit & Loss
         Account for the year ended on that date and the
         Report of Directors' and Auditors' thereon.                      770                1                -

     2.  To declare a final dividend of Rs. 7.50 per
         share pro-rata                                                   770                1                -

     3.  To appoint a director in place of
         Mr. Deepak M. Satwalekar who retires by rotation
         and is eligible for re-election.                                 770                1                -

     4.  To appoint a director in place of Mr.  Ramesh Vangal
         who retires by rotation and is eligible for re-election.         770                1                -

     5.  To appoint a director in place of
         Prof. Marti G. Subrahmanyam who retires by
         rotation and is eligible for re-election.                        770                1                -

     6.  To appoint a director in place of
         Mr.  S. Gopalakrishnan who retires by rotation and
         is eligible for re-election.                                     770                1                -

     7.  To appoint a director in place of Mr.  S. D. Shibulal
         who retires by rotation and is eligible for re-election.         770                1                -

     8.  To appoint Auditors to hold office from the
         conclusion of this meeting until the conclusion of
         the next Annual General Meeting and to fix their
         remuneration.                                                    770                1                -
                                                                     ---------  --------------  ----------------

     SPECIAL BUSINESS

     Brief Description of the matter put to vote                                Votes against/     Abstentions/
                                                                    Votes for         Withheld Broker Non-votes
                                                                  (1) (2) (3)      (1) (2) (3)      (1) (2) (3)
                                                                  -----------   -------------- ----------------
     9.  Approval of the appointment of
         Mr. T. V. Mohandas Pai as a Wholetime Director for
         a period of five years with effect from May 27, 2000             771                -                -

     10. Approval of the appointment of Mr. Srinath Batni
         as a Wholetime Director for a period of five years
         with effect from May 27, 2000                                    771                -                -

     11. Approval of the appointment of
         Mr. Phaneesh Murthy as a Wholetime Director for a
         period of five years with effect from May 27, 2000               771                -                -

     12. Approval of the appointment of
         Prof. Jitendra Vir Singh as a Director of the company.           771                -                -

     13. Approval of the appointment of
         Dr. Omkar Goswami as a Director of the company.                  771                -                -

     14. Approval of the appointment of
         Senator Larry Pressler as a Director of the company.             771                -                -

     15. Approval of the appointment of
         Ms. Rama Bijapurkar as a Director of the company.                771                -                -

     16. Approval to increase the maximum limit of the
         investment by Foreign Institutional Investors in the
         equity share capital of the company from the
         existing 40% to 49% or such other limit as may be
         fixed by the Government of India or the Reserve
         Bank of India or any other authority.                            770                1                -
                                                                  -----------   -------------- ----------------


     (1) Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. Under the Articles of the Company member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

     (2) Under the Indian Companies Act and as per the Articles of the Company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the Company.

     (3) The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.

Item 6.   Exhibits and Reports

     Infosys filed no reports on Form 8-K during the quarter ended June 30, 2001.

      EXHIBIT INDEX

      Exhibit Number    Description of Document
      --------------    -----------------------
      19.1              Infosys Quarterly report to the shareholders for the
                        quarter ended June 30, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

      Dated: July 24, 2001.                 INFOSYS TECHNOLOGIES LIMITED
                                      By:   /s/ Narayana N. R. Murthy
                                            ------------------------------------
                                            Narayana N. R. Murthy,

                                            Chairman and Chief Executive Officer

                                             /s/ Nandan M. Nilekani
                                            ------------------------------------
                                             Nandan M. Nilekani,
                                             Managing Director, President and
                                             Chief Operating Officer

      EXHIBIT INDEX

      Exhibit Number    Description of Document
      --------------    -----------------------
      19.1              Infosys Quarterly report to the shareholders for the
                        quarter ended June 30, 2001.